SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company)

HITTITE MICROWAVE CORPORATION

(Name of Person Filing)

Common Stock, $0.01 par value per share

(Title Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Rick D. Hess

Chief Executive Officer

Hittite Microwave Corporation

2 Elizabeth Drive

Chelmsford, Massachusetts 01824

(978) 250-3343

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Robert W. Sweet, Jr.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

(617) 832-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on June 23, 2014 (as amended hereby, the “Schedule 14D-9”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) originally filed by Analog Devices and the Purchaser with the Securities and Exchange Commission on June 23, 2014. This amendment is being filed on behalf of the Company. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first paragraph under the heading “Antitrust Matters,” which paragraph begins on page 51 of the Schedule 14D-9 as set forth below:

“Mergers and acquisitions that may have an impact in the United States are subject to review by the Department of Justice and the Federal Trade Commission to determine whether they comply with applicable antitrust laws. Under the HSR Act, mergers and acquisitions that meet certain jurisdictional thresholds, such as the Merger, may not be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Department of Justice and the Federal Trade Commission. The initial waiting period is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material. On June 18, 2014, we, Analog Devices and Purchaser each filed a Premerger Notification and Report Form with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) in connection with the Offer. Under the HSR Act, the required waiting period was scheduled to expire at 11:59 p.m., New York City time, on July 3, 2014, which is the 15th calendar day after such filing. However, by notice to the FTC and the Antitrust Division, Analog Devices withdrew its Premerger Notification and Report Form, and stated its intention to refile its Premerger Notification and Report Form, effective as of July 3, 2014. Analog Devices took this procedural step to provide the FTC and the Antitrust Division additional time to review the Offer and the Merger. As a result of this withdrawal and anticipated refiling, we expect that the required waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on July 18, 2014, which is the 15th calendar day after Analog Devices’ anticipated refiling, unless earlier terminated or we receive a request for additional information (a “Second Request”) by the FTC and/or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The FTC or the Antitrust Division may terminate its investigation prior to our substantial compliance with the Second Request or, if we do substantially comply with the Second Request, prior to the additional 10-day waiting period before its expiration.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by amending and restating the paragraph under the heading “Litigation Related to the Transactions,” which paragraph begins on page 51 of the Schedule 14D-9, as set forth below:

“Litigation Related to the Transactions

On June 12, 2014, a putative stockholder class action complaint, captioned Joyce v. Hittite Microwave Corporation, et al., C.A. No. 9758 (Del. Ch.) (the “Joyce Action”), was filed in the Court of Chancery of the State of Delaware in connection with the proposed Transactions, naming as defendants the Company, each member of our Board of Directors, Analog Devices and Purchaser. On June 26, 2014, the plaintiff in the Joyce Action filed an amended complaint (as amended, the “Amended Joyce Complaint”). The Amended Joyce Complaint alleges that our Board of Directors breached its fiduciary duties and that we, Analog Devices and Purchaser aided and abetted those purported breaches in connection with the proposed Transactions. The Amended Joyce Complaint also challenges the proposed $78.00 per share Offer Price as inadequate, and makes a variety of other allegations, including allegations that:

•	given our recent performance and potential future growth, the value of our Common Stock is greater than the Offer Price;

•	the “no solicitation” provision in the Merger Agreement precludes us from soliciting and otherwise restricts our ability to consider competing offers;

•	the $86.5 million termination fee payable to Analog Devices in certain circumstances is improper;

•	the structure of the Offer increases the chances of consummating the Transactions and leaves stockholders with minimal time to effectively challenge the Transactions; and

•	this Schedule 14D-9 misrepresents and fails to disclose material information necessary for our stockholders to make an informed decision as to whether to tender their Shares, in violation of our Board of Directors’ duty of candor under state law, by failing to disclose material information concerning (i) the financial analysis performed by Deutsche Bank and (ii) the process leading up to the signing of the Merger Agreement.

The plaintiff in the Joyce Action seeks an order (i) certifying a proposed class of stockholders, (ii) declaring that the Merger Agreement was approved in breach of the fiduciary duties of our Board of Directors and is therefore unlawful and unenforceable, (iii) rescinding, to the extent already implemented, the Merger Agreement, (iv) enjoining the consummation of the Transactions, (v) imposing a constructive trust upon any benefits improperly received by the defendants, and (vi) awarding costs and attorneys’ fees. We and our Directors believe this lawsuit is without merit and intend to defend it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hittite Microwave Corporation

By:	/s/ Rick D. Hess
Name: Rick D. Hess Title: Chief Executive Officer and President

Dated: June 27, 2014

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